EXHIBIT 99.1

FOR IMMEDIATE RELEASE	Contact: Sridhar Ramasubbu Wipro Limited 408-242-6285
Wipro records 32% growth in Total Revenue
Revenue from Global IT Services & Products business — $ 910.1 million
Results for the quarter ended December 31, 2007 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — January 18, 2008 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2007.
Highlights of the Results:
➢	Total Revenue was Rs. 52.36 billion ($1.33 billion1), representing an increase of 32% over the same period last year.

➢	Net Income was Rs. 8.26 billion ($210 million1), representing an increase of 11% over the same period last year.

➢	Global IT Services and Products Revenue was Rs. 36.14 billion ($917 million1), representing an increase of 26% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 7.44 billion ($189 million1).

➢	Global IT Services & Products added 39 new clients in the quarter.

➢	India and Asia-Pac IT Services and Products recorded a 40% growth in EBIT over the same period last year. Revenue grew by 37%.

➢	Consumer Care and Lighting Revenue including Unza acquisition grew 109% over the same period last year and EBIT grew 89%.
Performance for the Quarter ended December 31, 2007 and Outlook for our Quarter ending March 31, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -

“The results for the quarter are satisfying. We continue to see good momentum in all our businesses. Revenues from our Global IT Services at $ 910.1 million for the quarter, were ahead of our guidance of $ 905 million. Our Financial Services business grew nearly double digit sequentially during the quarter despite this being challenging times for the sector. We had strong growth in our BPO business and Testing Services. We also had our Retail and Healthcare Verticals growing ahead of our company growth rate. Our top 10 customers grew at a healthy rate during the quarter and we won a good set of new clients. On the operational front we have seen a 200 basis points increase sequentially in the mix of our Revenues from Fixed Price Projects. Our price realization improved during the quarter by about 50 basis points sequentially.
Our India, Middle East and Asia Pacific IT business won a large Total Outsourcing deal in the Telecom sector which is representative of the increasing size of deals in the Indian market and of

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2007, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.39.41. However, the realized exchange rate in our Global IT Services and Products business segment for the quarter ended December 31, 2007 was US$1=Rs. 39.92.

our abilities to offer transformational Solutions to customers. This win clearly indicates the leadership position we enjoy in this segment. Looking ahead, for the quarter ending March 2008, we expect our Revenue from our Global IT Services business to be approximately $955 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said -

“During the quarter ended December 2007, improved realizations and rationalization of bulge mix helped us fully mitigate the pressure on profitability on account of foreign exchange impact. The drop in our Global IT margins by 100 basis points sequentially was primarily on account of our Infocrossing acquisition. We have seen an increase in the number of $ 50 million clients and now have our first $ 100 million client”
Wipro Limited
Total Revenue for our quarter ended December 31, 2007 was Rs. 52.36 billion ($1.33 billion1), representing an increase of 32% over the same period last year. Net Income for our quarter ended December 31, 2007 was Rs.8.26 billion ($210 million1), representing an increase of 11% over the same period last year. Earnings Per Share for our quarter ended December 31, 2007 were Rs. 5.69 ($0.141), representing an increase of 9% over the same period last year.
Global IT Services and Products (69% of Total Revenue and 84% of Operating Income for our quarter ended December 31, 2007)
Our Global IT Services and Products business segment recorded Revenue of Rs. 36.14 billion2 ($917 million1) for our quarter ended December 31, 2007, representing an increase of 26% over the same period last year. EBIT for this segment was Rs. 7.44 billion ($189 million1) for our quarter ended December 31, 2007, representing an increase of 9% over the same period last year.
Our Operating Income to Revenue for this segment was 20.6% for our quarter ended December 31, 2007, representing a decrease of 320 basis points compared to the same period last year.
Return on Capital Employed (ROCE) for this segment was 44% for our quarter ended December 31, 2007, compared to 62% for the same period last year.
We had 79,832 employees as of December 31, 2007, which includes 59,925 employees in our IT Services & Products business and 19,907 employees in our BPO Services business. We added 2,389 employees in our IT Services & Products business during the quarter.
Our Global IT Services and Products business added 39 new clients during the quarter, of which 10 were Global 500 or Fortune 1000 companies. 9 of the new clients were Technology clients and 30 were Enterprise clients.
We continue to win Large Deals in the market place because of the value we deliver through the Global Delivery Model and our depth of Services across IT, BPO and Infrastructure Management. From a leading US based retail giant, Wipro BPO won a multi-tier end to end engagement covering Payroll/HR services, F&A services and Procurement services. The engagement also includes Product Warranty management and Insurance claims administration.

[2]	Global IT Services and Products business segment Revenue was Rs. 36.14 billion for the quarter ended December 31, 2007 under the Indian GAAP. The difference of Rs. 27 million ($0.7 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

Our EAS practice bagged one of the largest SAP implementation projects (plant and supply management) at a global forest products group. The project will be carried out in 20 locations across Germany, Finland, Austria, UK, France, US, Canada and China over three years.

Wipro has been engaged by a large European bank to deliver a customized channel solution. This solution will support them in synergizing operations across their retail entities while providing a superior experience to their consumers and provide for better cross sell opportunities as well as multi channel integration.
Applied Innovation

Reinforcing Wipro’s commitment to Innovation and especially Applied Innovation, this quarter the first Applied Innovation Awards for Business Excellence were announced at a glittering awards event at New York. The awards were collaboration between The International Association of Outsourcing professionals (IAOP), the IT Association of America (ITAA) and Wipro. The awards recognize organizations that have successfully taken their breakthrough idea from concept to reality and have results to show for their efforts.
Wipro filed patents for its SOA based solution e-Enabler this quarter. This solution provides SOA based platform to align applications to business processes, cuts deployment time and enables faster time to market.
In this quarter, Wipro also launched its Innovation Isle in Second Life, one of internet’s most populous virtual worlds. With the launch, Wipro became the first Indian company to leverage new age stakeholder engagement vehicles to establish a virtual brand presence.
Awards and Recognition:

Wipro won the “Credit Suisse IT New Business Award” for Strategic Partnership from Credit Suisse. The award honors Wipro for its contributions, especially in setting up and growing the Center of Excellence in Pune, which is a CIO led IT transformation initiative of Credit Suisse to achieve higher levels of IT efficiency, innovation and cost competitiveness through global sourcing.
Wipro was recognized as a winner of the 2007 Global MAKE Award and was ranked first in the Information Technology sector in ‘Creating an environment for collaborative knowledge sharing’ and ‘creating a learning organization’ categories, thereby delivering value based on customer knowledge.
During the quarter, Wipro was cited by Forrester Research, Inc., an independent research firm, as “a leader in SAP Implementation Services”. According to the report, “Wipro has the strongest SAP Utilities practice of all Indian pure plays” and “Wipro’s SAP capability is quite strong and, according to clients, its value for money is one of its best traits.”
Wipro was also awarded the Software Testing Practice Award by International Institute for Software Testing (IIST), USA.
This quarter, Wipro-NewLogic, the semiconductor Intellectual Property (IP) business unit of Wipro had its WiLD IP VD4 reference platform Wi-Fi CERTIFIED™.
India and Asia-Pac IT Services and Products (18% of Total Revenue and 8% of Operating Income for our quarter ended December 31, 2007)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 9.22 billion ($234 million1) for our quarter ended December 31, 2007, representing an increase of 37% over the same period last year. EBIT for this segment was Rs. 756 million ($19 million1) for our quarter ended December 31, 2007, representing an increase of 40% over the same period last year.

Our Operating Income to Revenue for this segment was 8.2% for our quarter ended December 31, 2007, representing a increase of 20 basis points compared to the same period last year. ROCE for this segment was 40% for our quarter ended December 31, 2007, compared to 56% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our quarter ended December 31, 2007)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 4.04 billion ($103 million1) for our quarter ended December 31, 2007, representing an increase of 109% over the same period last year. EBIT for this segment was Rs. 501 million ($13 million1) for our quarter ended December 31, 2007, representing an increase of 89% over the same period last year.
Our Operating Income to Revenue for this segment was 12.4% for our quarter ended December 31, 2007, representing a decrease of approximately 130 basis points compared to the same period last year. ROCE for this segment was 18% for our quarter ended December 31, 2007, compared to 54% for the same period last year.
Our results for the quarter ended December 31, 2007, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (1:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited

Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of December 31,				As of March 31,
		2006		2007	2007	2007
					Convenience
					translation
					into US$
	NOTE	(unaudited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		Rs.	4,752	15,999	$406	Rs.	12,412
Restricted cash			—	509	13		7,238
Investments in liquid and short-term mutual funds			37,608	17,738	450		32,410
Accounts receivable, net of allowances			26,905	34,773	882		28,083
Costs and earnings in excess of billings on contracts in progress			5,117	8,860	225		5,096
Inventories			3,985	6,628	168		4,150
Deferred income taxes			423	369	9		382
Other current assets			6,699	18,260	463		11,479

Total current assets			85,489	103,136	2,617		101,251
Property, plant and equipment, net			24,352	35,872	910		26,541
Investments in affiliates			1,203	1,243	32		1,242
Investments securities			357	358	9		357
Deferred income taxes			53	65	2		49
Intangible assets, net			2,622	11,964	304		2,671
Goodwill			12,799	37,868	961		12,698
Other assets			1,554	2,727	69		1,959

Total assets		Rs.	128,428	193,233	$4,903	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state instituitions		Rs.	2,145	22,685	$576	Rs.	2,893
Current portion of long-term debt			229	893	23		328
Accounts payable			5,417	12,258	311		10,202
Accrued expenses			8,050	7,667	195		5,139
Accrued employee costs			5,153	4,855	123		5,187
Advances from customers			1,362	1,775	45		1,315
Billings in excess of costs and earnings on contracts in progress			1,753	3,984	101		1,818
Other current liabilities			6,048	9,337	237		16,623

Total current liabilities			30,156	63,454	1,610		43,505
Long-term debt, excluding current portion			800	3,306	84		560
Deferred income taxes			462	2,194	56		464
Other liabilities			860	2,698	68		770

Total Liabilities			32,278	71,652	1,818		45,299

Minority interest			—	126	3		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, 1,439,802,322 and 1,460,529,013 shares as of March 31, 2007, December 31, 2006 and 2007			2,880	2,921	74		2,918
Additonal paid-in capital			19,194	26,089	662		24,508
Deferred stock compensation			—	—	—		—
Accumulated other comprehensive income			484	139	4		94
Retained earnings			73,593	92,306	2,342		73,948
Equity Shares held by a controlled Trust: 7,961,760, 7,869,060 and 7,961,760 shares as of March 31, 2007, December 31, 2006 and 2007			(0)	—	—		(0)

Total stockholders’s equity			96,150	121,455	3,082		101,468

Total liabilities and Stockholder’s equity		Rs.	128,428	193,233	$4,903	Rs.	146,767

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended December 31,					Nine months ended December 30,
		2006		2007		2007	2006	2007	2007
						Convenience			Convenience
						translation			translation
						into US$			into US$
	Note	(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:

Global IT Services and Products
IT Services		Rs.	26,501	Rs.	32,975	$837	73,790	89,917	2,282
BPO Services			2,372		2,998	76	6,774	8,371	212
India and AsiaPac IT Services and Products
Services			2,223		3,220	82	5,908	8,607	218
Products			4,511		5,987	152	10,181	15,938	404
Consumer Care and Lighting			1,931		4,050	103	5,451	9,832	249
Others			2,099		3,131	79	3,982	8,809	224

Total			39,636		52,361	1,329	106,086	141,474	3,590

Cost of Revenues:

Global IT Services and Products
IT Services			17,512		22,878	581	48,597	61,250	1,554
BPO Services			1,529		2,063	52	4,521	5,566	141
India and AsiaPac IT Services and Products					—	—			—
Services			1,148		1,796	46	3,231	4,959	126
Products			4,102		5,327	135	9,233	14,119	358
Consumer Care and Lighting			1,260		2,472	63	3,559	6,011	153
Others			1,809		2,584	66	3,243	7,320	186

Total			27,360		37,120	942	72,383	99,225	2,518

Gross Profit			12,276		15,241	387	33,703	42,249	1,072

Operating Expenses:
Selling and marketing expenses			(2,192)		(3,535)	(90)	(6,389)	(9,584)	(243)
General and administrative expenses			(2,068)		(2,874)	(73)	(5,340)	(7,589)	(193)
Research and development expenses			(76)		(296)	(8)	(204)	(626)	(16)
Amortization of intangible assets			(90)		(220)	(6)	(232)	(424)	(11)
Foreign exchange gains / (losses), net			(211)		169	4	(227)	(625)	(16)
Others, net			65		414	11	370	526	13

Operating Income			7,703		8,899	226	21,681	23,927	607

Other income, net			705		455	12	1,683	2,189	56
Equity in earnings/(losses) of affiliates			121		(14)	(0)	279	157	4

Income before income taxes, minority interest and cumulative effect of change in accounting principle			8,529		9,340	237	23,643	26,273	667
Income taxes			(1,080)		(1,074)	(27)	(3,127)	(2,778.00)	(70)
Minority interest			—		(5)	(0)	—	(8.00)	(0)

Income before cumulative effect of change in accounting principle			7,450		8,261	210	20,516	23,487	596

Cumulative effect of change in accounting principle			—		—	—	39	—	—

Net income		Rs.	7,450	Rs.	8,261	$210	20,555	23,487	596

Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle			5.21		5.69	0.14	14.40	16.20	0.41
Cumulative effect of change in accounting principle			—		—	—	0.03	—	—
Net income			5.21		5.69	0.14	14.43	16.20	0.41
Diluted
Income before cumulative effect of change in accounting principle			5.14		5.68	0.14	14.22	16.14	0.41
Cumulative effect of change in accounting principle			—		—	—	0.03	—	—
Net income			5.14		5.68	0.14	14.25	16.14	0.41

Additional Information
Operating Income
IT Services			6,306		6,842	174	17,929	19,018	483
Acquisition			—		(41)	(1)	—	(19)	(0)
BPO Services			527		642	16	1,469	1,834	47
Global IT Services and Products			6,833		7,443	189	19,398	20,833	529
India and AsiaPac IT Services and Products			540		756	19	1,312	1,844	47
Consumer Care and Lighting			265		501	13	741	1,227	31
Others			95		222	6	316	534	14
Reconciling Items			(29)		(24)	(1)	(85)	(512)	(13)
Total			7,703		8,899	226	21,681	23,927	607